# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PHX MINERALS INC., CIK 0000315131
CUSIP: 69291A100
Title of class of securities: Class A Common Stock, par value $0.01666 per share
Address of issuer's principal executive offices: 1601 NW Expressway, Suite 1100, Oklahoma City, Oklahoma (OK), 73118
Date of event which requires filing of this statement: 09/24/2021
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001884495

## Reporting persons
- SRP CAPITAL ADVISORS, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,057,036; sole dispositive power 0; shared dispositive power 3,057,036; aggregate amount beneficially owned 3,057,036 (8.2% of the class)
- SRP Opportunities II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,888,169; sole dispositive power 0; shared dispositive power 1,888,169; aggregate amount beneficially owned 1,888,169 (5% of the class)
- SRPO-II Partners I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,168,867; sole dispositive power 0; shared dispositive power 1,168,867; aggregate amount beneficially owned 1,168,867 (3.1% of the class)
- SRP Opportunities II GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,888,169; sole dispositive power 0; shared dispositive power 1,888,169; aggregate amount beneficially owned 1,888,169 (5% of the class)
- SRPO-II Partners I GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,168,867; sole dispositive power 0; shared dispositive power 1,168,867; aggregate amount beneficially owned 1,168,867 (3.1% of the class)
- SRPO-II Manager, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,057,036; sole dispositive power 0; shared dispositive power 3,057,036; aggregate amount beneficially owned 3,057,036 (8.2% of the class)
- Crestwood Exploration Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Palmetto Investment Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Palmetto Investment Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,057,036; sole dispositive power 0; shared dispositive power 3,057,036; aggregate amount beneficially owned 3,057,036 (8.2% of the class)
- CWEP-SRPOII Investments, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PIP-SRPOII Investments, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PIPII-SRPOII Investments, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,057,036; sole dispositive power 0; shared dispositive power 3,057,036; aggregate amount beneficially owned 3,057,036 (8.2% of the class)
- Turner Ryan A: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,057,036; sole dispositive power 0; shared dispositive power 3,057,036; aggregate amount beneficially owned 3,057,036 (8.2% of the class)

## Item 1. Issuer
Name of issuer: PHX MINERALS INC.
Address of issuer's principal executive offices: 1601 NW Expressway, Suite 1100, Oklahoma City, OKLAHOMA, 73118.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by and on behalf of each of SRP Capital Advisors LLC, a Delaware limited liability company (?SRP?), SRP Opportunities II GP, LP, and SRPO-II Partners I GP, LP, Delaware limited partnerships (the ?General Partners?), SRP Opportunities II, LP and SRPO-II Partners I, LP, Delaware limited partnerships (the ?Funds?), SRPO-II Manager, LP, a Delaware limited partnership (the ?Relying Adviser?), Crestwood Exploration Partners, LLC, Palmetto Investment Partners, LLC, and Palmetto Investment Partners II, LLC, Delaware limited liability companies (the ?Portfolio Investment Entities?), CWEP-SRPOII Investments, LLC, PIP-SRPOII Investments, LLC, and PIPII-SRPOII Investments, LLC, Delaware limited liability companies (the ?Portfolio Holding Companies?), and Ryan A. Turner.

The Portfolio Investment Entities currently are, or previously were, the direct beneficial owners of the securities covered by this Schedule 13G. The securities covered hereby were acquired in connection with the previously disclosed transactions pursuant to (i) the purchase and sale agreement, dated as of April 14, 2021, by and between the Portfolio Investment Entities and the Issuer (which transaction closed on April 30, 2021) and (ii) the purchase and sale agreement, dated as of September 16, 2021, by and between Palmetto Investment Partners II, LLC and the Issuer (which transaction closed on September 24, 2021). The Portfolio Holding Companies hold, and may be deemed to beneficially own securities owned by, the Portfolio Investment Entities. The Funds invest in and through, and may be deemed to beneficially own securities owned by, the Portfolio Holdings Companies. SRP Opportunities II, LP and SRPO-II Partners I, LP (i.e., the Funds) hold an approximately 62% and 38% interest, respectively, in each of the Portfolio Holding Companies. SRP Opportunities II GP, LP, and SRPO-II Partners I GP, LP (i.e., the General Partners) are the general partners of SRP Opportunities II, LP and SRPO-II Partners I, LP, respectively. The Relying Adviser relies on SRP?s registration as an investment adviser with the Securities and Exchange Commission and serves as the investment manager to and may be deemed to beneficially own securities owned by, the Funds. Ryan A. Turner is the Managing Partner of, and may be deemed to beneficially own securities owned by, the General Partners and Relying Adviser. Ryan A. Turner is the Manager of, and may be deemed to beneficially own securities owned by, SRP. In addition, Ryan A. Turner is a Managing Partner or Manager of each entity listed as a reporting person listed on this filing.
The beneficial ownership percentages of the reporting persons herein are based on 37,480,790 shares outstanding of Class A common stock of the Issuer as reported in the Issuer?s Form 10-Q for the quarterly period ended September 30, 2024.

Number of Shares Beneficially Owned by Each Reporting Person, Aggregate Amount Beneficially Owned by Each Reporting Person and Percent of Class Represented by Amount in Row (9) are based on each reporting person?s respective net asset value as of September 30, 2024.

Each reporting person disclaims beneficial ownership of the securities reported herein, except to the extent of its or his pecuniary interest therein.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence: 3811 Turtle Creek Blvd., Suite 1100, Dallas, Texas, 75219
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SRP CAPITAL ADVISORS, LLC: /s/ Ryan A. Turner, Manager (02/14/2025)
- SRP Opportunities II, LP: /s/ Ryan A. Turner, Managing Person (02/14/2025)
- SRPO-II Partners I, LP: /s/ Ryan A. Turner, Managing Person (02/14/2025)
- SRP Opportunities II GP, LP: /s/ Ryan A. Turner, Managing Person (02/14/2025)
- SRPO-II Partners I GP, LP: /s/ Ryan A. Turner, Managing Person (02/14/2025)
- SRPO-II Manager, LP: /s/ Ryan A. Turner, Managing Person (02/14/2025)
- Crestwood Exploration Partners, LLC: /s/ Ryan A. Turner, Manager (02/14/2025)
- Palmetto Investment Partners, LLC: /s/ Ryan A. Turner, Manager (02/14/2025)
- Palmetto Investment Partners II, LLC: /s/ Ryan A. Turner, Manager (02/14/2025)
- CWEP-SRPOII Investments, LLC: /s/ Ryan A. Turner, Manager (02/14/2025)
- PIP-SRPOII Investments, LLC: /s/ Ryan A. Turner, Manager (02/14/2025)
- PIPII-SRPOII Investments, LLC: /s/ Ryan A. Turner, Manager (02/14/2025)
- Turner Ryan A: /s/ Ryan A. Turner, Manager/Managing Person (02/14/2025)